

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 23, 2015

Jeffrey H. Smulyan
Chief Executive Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

> **Re: Emmis Communications Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 18, 2015**
> **File No. 000-23264**

Dear Mr. Smulyan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please clearly mark your preliminary proxy statement as a "preliminary copy" as required by Rule 14a-6(e)(1). Additionally, please include your form of proxy as part of your filing and also mark each of these as a "preliminary copy."

2. Exhibit A to the Amended and Restated Articles of Incorporation does not currently include any mandatory conversion provision(s) as contemplated by Proposal 1. Please advise or revise.

3. Please describe the general effects and impact upon existing security holders of the modified conversion ratio and the possible resulting Preferred Stock conversions into Class A Common Stock. We also note your disclosure that you are considering the implementation of a reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications